STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

February 26, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Anu Dubey

Re:	A&Q Long/Short Strategies Fund LLC
File Nos. 333-194093; 811-21195

Ladies and Gentlemen:

On behalf of A&Q Long/Short Strategies Fund LLC (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Post-Effective Amendment No. 3 to the Fund's Registration Statement (the "Registration Statement") on Form N-2 under the Securities Act of 1933, as amended (also constituting Amendment No. 31 to the Registration Statement under the Investment Company Act of 1940, as amended) (the "Amendment").
We hereby request that the Amendment be given a selective review.  The prospectus and statement of additional information ("SAI") contained in the Amendment are substantially similar to the versions thereof contained in Post-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2, filed with the Commission on April 30, 2015 ("Amendment No. 2"), except for the updating of financial information and other general updating of information.  We also note that the disclosure in the prospectus under the caption "Prospectus Summary—Risk Factors" has been revised in light of comments of the staff (the "Staff") of the Commission that were provided to me in July 2015 by Ms. Anu Dubey of the Staff, relating to Post-Effective Amendment No. 3 to the Registration Statement of A&Q Masters Fund (File No. 333-189732) and to the Registration Statement of A&Q Multi-Strategy Fund (File No. 333-204588).  The prospectus and SAI filed herewith are marked to show changes from the versions of those documents contained in Amendment No. 2.
We propose to file an additional amendment to the Registration Statement as early in April 2016 as practicable, following receipt of your comments, if any, to the accompanying filing in order to formally incorporate the Fund's audited financial statements for the year ended December 31, 2015 and complete other omitted data, and seek effectiveness as of May 1, 2016.
Should members of the Staff have any questions or comments regarding the Amendment, they should telephone the undersigned at 212.806.6274 or Gary L. Granik of this office at 212.806.5790.
Very truly yours,

/s/  Brad A. Green
Brad A. Green

cc:  Gary L. Granik